UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: St. Germain Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Main Street
(No. and Street)

Springfield	MA	01115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JASON SCHUCK 413-733-5111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf and Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. Matty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of St. Germain Securities, Inc., as of December 31st, 20 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

MARION F ROBERTS NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS MY COMM. EXPIRES NOVEMBER 30, 2023

Marion F Roberts

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

St. Germain Securities, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2017

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of St. Germain Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of St. Germain Securities, Inc. (the "Company") as of December 31, 2017, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Wolf & Company, P.C.

Boston, Massachusetts
February 26, 2018

St. Germain Securities, Inc.

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$ 1,793,614
Due from parent	77,702
Prepaid expenses	14,805
Other assets	115,936
	$ 2,002,057

Liabilities and Shareholder's Equity

Liabilities:	
Accrued expenses and other liabilities	$ 79,671
Total liabilities	79,671
Shareholder's equity:	
Common shares, $1 par value, 100 shares authorized, issued and outstanding	790,897
Retained earnings	1,131,489
Total shareholder's equity	1,922,386
Total liabilities and shareholder's equity	$ 2,002,057

The accompanying notes are an integral part of these financial statements.

St. Germain Securities, Inc.

Statement of Operations

Year Ended December 31, 2017

Operating revenue:		
Commissions and fees	$	1,260,680
Interest income		85,378
Realized and unrealized gain on investments, net		332
Other income		501,142
Total operating revenue		1,847,532
Operating expenses:		
Production costs		506,088
Salary and benefits		278,388
Other operating expenses		495,330
Total operating expense		1,279,806
Income before income taxes		567,726
Income tax provision		215,680
Net income	$	352,046

The accompanying notes are an integral part of these financial statements.

St. Germain Securities, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2017

	Shares	Common Stock	Retained Earnings	Total
Shareholder's equity at December 31, 2016	100	$790,897	$ 779,443	$ 1,570,340
Net income	-	-	352,046	352,046
Shareholder's equity at December 31, 2017	100	$790,897	$1,131,489	$ 1,922,386

The accompanying notes are an integral part of these financial statements.

St. Germain Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	352,046
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Change in operating assets and liabilities:		
Prepaid expenses		(999)
Other assets		(15,603)
Due from parent		(34,727)
Accrued expenses and other liabilities		10,684
Net cash provided by operating activities		311,401
Net increase in cash and cash equivalents		311,401
Cash and cash equivalents at beginning of year		1,482,213
Cash and cash equivalents at end of year	$	1,793,614

The accompanying notes are an integral part of these financial statements.

St. Germain Securities, Inc.

Notes to Financial Statements

December 31, 2017

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Nature of Business

    The financial statements include the accounts of St. Germain Securities, Inc. (the "Company"), a wholly-owned subsidiary of D.J. St. Germain Company, Inc. ("DJS" or "Parent").

    The Company is registered as a broker-dealer with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority ("FINRA") and is licensed as a broker-dealer in all 50 states.

    The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of Rule 15c3-3.

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Revenue Recognition

    Commission income and expense are recognized on the trade date of the underlying transactions.

    Cash and Cash Equivalents

    The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

St. Germain Securities, Inc.

Notes to Financial Statements

December 31, 2017

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is part of an affiliated group which files a consolidated tax return. Pursuant to a tax allocation agreement by and amongst the members of the affiliated group, the consolidated tax liability is allocated to the members of the group on the basis of the percentage of the total tax which the tax of such member, if computed on a separate return, would bear to the total amount of the taxes for all members of the group so computed ("separate return liability method").

The Company does not have any uncertain tax positions at December 31, 2017 which require accrual or disclosure. The Company records interest and penalties as part of income tax expense. No interest or penalties were recorded for the year ended December 31, 2017. The consolidated DJS income tax returns are subject to review and examination by federal and state taxing authorities. These returns are currently open to audit under applicable statutes of limitations by the Internal Revenue Service generally back to and including 2014.

Off Balance Sheet Risks

During the year ended December 31, 2017, the Company had amounts in excess of $250,000 in a brokerage account. These balances fluctuate during the year. Amounts are insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000, of which no more than $250,000 may be in cash. The Company's principal clearing firm carries additional protection on terms similar to SIPC for brokerage account balances in excess of $500,000. Management monitors the clearing firm regularly, along with the Company's balances, and seeks to keep this potential risk to a minimum.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The amendments in this Update create Topic 606, *Revenue from Contracts with Customers*, and supersede the revenue recognition requirements in Topic 605, *Revenue Recognition*, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. The core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve the core principle, a company should apply a five step approach to revenue recognition. For public business entities, this ASU is effective for annual reporting periods, including interim periods, beginning after

St. Germain Securities, Inc.

Notes to Financial Statements

December 31, 2017

December 15, 2017. Management does not believe there will be a material impact to the consolidated financial statements as a result of adopting this Update.

2. **REGULATORY NET CAPITAL REQUIREMENTS**

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a minimum amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $1,825,177 which is $1,725,177 in excess of its required net capital of $100,000. At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

The Company is currently exempt from compliance with Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934, because it does not hold any customer securities or customer cash.

St. Germain Securities, Inc.

Notes to Financial Statements

December 31, 2017

3. RELATED PARTY TRANSACTIONS

Certain expenses incurred are allocated between DJS and the Company pursuant to an agreed-upon allocation percentage based on the nature of the expense. Amounts due to/from the Parent will fluctuate based on these expense allocations and are reflected on the statement of financial condition as a Due from Parent.

Substantially all of the Company's revenue is commissions and fees resulting from transactions with an investment advisor related through common ownership.

4. COMMITMENTS

The Parent is obligated under lease agreements for office space expiring November 30, 2023 and June 30, 2023. The future rent commitment as part of the expense sharing agreement is as follows:

Year ended December 31:

2018	17,222
2019	17,222
2020	17,222
2021	17,222
2022	17,222
Thereafter	14,647
	$100,759

Total rent expense for the year ended December 31, 2017 was $16,598.

St. Germain Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c 3-1 of the Securities and Exchange Commission

December 31, 2017

Computation of net capital:

Total shareholder's equity qualified for net capital	$ 1,922,386
Less: non-allowable assets:	
Prepaid expenses	14,805
Due from Parent	77,702
Total non-allowable assets	92,507
Less: 10% hair cut - ETFs	402
Less: 2% hair cut - money market	4,300
Net capital	$ 1,825,177

Computation of basic net capital requirement:

Net capital requirment of reporting broker-dealer	$ 100,000
Excess net capital	$ 1,725,177
Aggregate indebtedness	$ 79,671
Percentage of aggregate indebtedness to net capital	4%

There were no material differences between the above computation of net capital and the Company's computation as reported in the unaudited Part II of Form-17A-5 as of December 31, 2017

See report of independent registered public accounting firm.



WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of St. Germain Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) St. Germain Securities, Inc. (the "Company") identified the following provisions under 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
February 26, 2018

1500 MAIN STREET SUITE 1500
SPRINGFIELD, MA 01115 P 413-747-9042
WOLFANDCO.COM

ST. GERMAIN
INVESTMENT MANAGEMENT

1500 Main Street, Springfield, MA 01115   413-733-5111
100 Pearl Street, Hartford, CT 06103   860-727-9350
Toll Free: 800-443-7624

St. Germain Securities, Inc. Exemption Report

St. Germain Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

St. Germain Securities, Inc.

I, Michael R. Matty, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

President
Title